UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

UNITED COMMUNITY BANKS, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

90984P303
(CUSIP Number)

Amy Knapp
Corsair Capital LLC
717 Fifth Avenue, 24th Floor
New York, NY 10022
 (212) 224-9000

Copy to:

Lee Meyerson, Esq.
Elizabeth Cooper, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

February 6, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90984P303

1.	Names of Reporting Persons.
Corsair IV Management GP, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,273,323

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,300,047

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,300,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 18.01% (1)

14.	Type of Reporting Person (See Instructions) OO (Cayman Islands limited company)

(1) Based on 50,172,042 shares of voting common stock (“Voting Common Stock”) of United Community Banks, Inc. (the “Issuer”) outstanding as of October 31, 2014, as disclosed by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2014, plus the aggregate of 7,026,724 shares of Voting Common Stock of the Issuer issuable upon the conversion of shares of non-voting common stock (“Non-Voting Common Stock”) held by Corsair Georgia, L.P. and reported herein. Assumes the full conversion of shares of Non-Voting Common Stock held by Corsair Georgia, L.P. into shares of Voting Common Stock and that other holders of shares of Non-Voting Common Stock do not exercise their conversion rights.

Page 2 of 10 Pages

CUSIP No. 90984P303

1.	Names of Reporting Persons.
Nicholas B. Paumgarten

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,273,323

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,300,047

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,300,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 18.01% (2)

14.	Type of Reporting Person (See Instructions) IN

(2) Based on 50,172,042 shares of Voting Common Stock of the Issuer outstanding as of October 31, 2014, as disclosed by the Issuer in its Form 10-Q filed with the SEC on November 10, 2014, plus the aggregate of 7,026,724 shares of Voting Common Stock of the Issuer issuable upon the conversion of shares of Non-Voting Common Stock held by Corsair Georgia, L.P. and reported herein. Assumes the full conversion of shares of Non-Voting Common Stock held by Corsair Georgia, L.P. into shares of Voting Common Stock and that other holders of shares of Non-Voting Common Stock do not exercise their conversion rights.

Page 3 of 10 Pages

CUSIP No. 90984P303

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Corsair IV Financial Services Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,300,047

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,300,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 18.01% (3)

14.	Type of Reporting Person (See Instructions) PN (Cayman Islands limited partnership)

(3) Based on 50,172,042 shares of Voting Common Stock of the Issuer outstanding as of October 31, 2014, as disclosed by the Issuer in its Form 10-Q filed with the SEC on November 10, 2014, plus the aggregate of 7,026,724 shares of Voting Common Stock of the Issuer issuable upon the conversion of shares of Non-Voting Common Stock held by Corsair Georgia, L.P. and reported herein. Assumes the full conversion of shares of Non-Voting Common Stock held by Corsair Georgia, L.P. into shares of Voting Common Stock and that other holders of shares of Non-Voting Common Stock do not exercise their conversion rights.

Page 4 of 10 Pages

CUSIP No. 90984P303

1.	Names of Reporting Persons.
Corsair IV Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,300,047

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,300,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 18.01% (4)

14.	Type of Reporting Person (See Instructions) PN (Cayman Islands limited partnership)

(4) Based on 50,172,042 shares of Voting Common Stock of the Issuer outstanding as of October 31, 2014, as disclosed by the Issuer in its Form 10-Q filed with the SEC on November 10, 2014, plus the aggregate of 7,026,724 shares of Voting Common Stock of the Issuer issuable upon the conversion of shares of Non-Voting Common Stock held by Corsair Georgia, L.P. and reported herein. Assumes the full conversion of shares of Non-Voting Common Stock held by Corsair Georgia, L.P. into shares of Voting Common Stock and that other holders of shares of Non-Voting Common Stock do not exercise their conversion rights.

Page 5 of 10 Pages

CUSIP No. 90984P303

1.	Names of Reporting Persons.
Corsair Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,300,047

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,300,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 18.01% (5)

14.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(5) Based on 50,172,042 shares of Voting Common Stock of the Issuer outstanding as of October 31, 2014, as disclosed by the Issuer in its Form 10-Q filed with the SEC on November 10, 2014, plus the aggregate of 7,026,724 shares of Voting Common Stock of the Issuer issuable upon the conversion of shares of Non-Voting Common Stock held by Corsair Georgia, L.P. and reported herein. Assumes the full conversion of shares of Non-Voting Common Stock held by Corsair Georgia, L.P. into shares of Voting Common Stock and that other holders of shares of Non-Voting Common Stock do not exercise their conversion rights.

Page 6 of 10 Pages

CUSIP No. 90984P303

1.	Names of Reporting Persons.
Corsair Georgia, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,273,323

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,300,047

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,300,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 18.01% (6)

14.	Type of Reporting Person (See Instructions) PN

(6) Based on 50,172,042 shares of Voting Common Stock of the Issuer outstanding as of October 31, 2014, as disclosed by the Issuer in its Form 10-Q filed with the SEC on November 10, 2014, plus the aggregate of 7,026,724 shares of Voting Common Stock of the Issuer issuable upon the conversion of shares of Non-Voting Common Stock held by Corsair Georgia, L.P. and reported herein. Assumes the full conversion of shares of Non-Voting Common Stock held by Corsair Georgia, L.P. into shares of Voting Common Stock and that other holders of shares of Non-Voting Common Stock do not exercise their conversion rights.

Page 7 of 10 Pages

This Amendment No. 2 supplements and amends the Schedule 13D filed on April 11, 2011 (as thereafter supplemented and amended by Amendment No. 1 thereto, filed on June 16, 2011, the “Original Schedule 13D” and, together with this Amendment No. 2, the “Schedule 13D”) by Corsair Georgia, L.P. (“Corsair Georgia”), Corsair IV Management GP, Ltd., Corsair IV Financial Services Capital Partners, L.P., Corsair IV Management, L.P., Corsair Capital LLC and Nicholas B. Paumgarten with respect to the Voting Common Stock and Non-Voting Common Stock of the Issuer. Capitalized terms used in this Amendment No. 2 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 5. Interests in Securities of the Issuer

This Amendment No. 2 supplements and amends Item 5 of the Schedule 13D by adding the following paragraph immediately prior to paragraph (c):

Pursuant to the terms of the Corsair Georgia Partnership Agreement, Corsair Georgia distributed to Crescent Holding GmbH (“Crescent Holding”), a limited partner of Corsair Georgia, 1,795,271 Purchaser Non-Voting Shares and 836,307 shares of Voting Common Stock (collectively, the “Transferred Shares”), and the Reporting Persons under the Schedule 13D ceased to beneficially own the Transferred Shares as of February 6, 2015.  The Issuer, Corsair Georgia and Crescent Holding entered into a letter agreement, dated as of February 6, 2015 (the “Letter Agreement”), in order to permit Corsair Georgia to make such transfer under the Investment Agreement.  The foregoing is only a summary of certain terms of the Letter Agreement, which is qualified in its entirety by Exhibit 4 and incorporated by reference herein.

The beneficial ownership of the Reporting Persons of the shares of Voting Common Stock as of February 6, 2015 is set forth below.

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Corsair Georgia, L.P.	10,300,047 (1)	18.01% (2)	0	3,273,323	0	10,300,047 (1)
Corsair IV Management GP, Ltd.	10,300,047 (1)	18.01% (2)	0	3,273,323	0	10,300,047 (1)
Nicholas B. Paumgarten	10,300,047 (1)	18.01% (2)	0	3,273,323	0	10,300,047 (1)
Corsair IV Financial Services Capital Partners, L.P.	10,300,047 (1)	18.01% (2)	0	0	0	10,300,047 (1)
Corsair IV Management, L.P.	10,300,047 (1)	18.01% (2)	0	0	0	10,300,047 (1)
Corsair Capital LLC	10,300,047 (1)	18.01% (2)	0	0	0	10,300,047 (1)

(As adjusted for the Issuer’s disposition of the Transferred Shares to Crescent Holding effective as of February 6, 2015)

(1) Includes 3,273,323 shares of Voting Common Stock plus the aggregate of 7,026,724 shares of Voting Common Stock of the Issuer issuable upon the conversion of shares of Non-Voting Common Stock held by Corsair Georgia, L.P. and reported herein.

(2) Based on 50,172,042 shares of Voting Common Stock of the Issuer outstanding as of October 31, 2014, as disclosed by the Issuer in its Form 10-Q filed with the SEC on November 10, 2014, plus the aggregate of 7,026,724 shares of Voting Common Stock of the Issuer issuable upon the conversion of shares of Non-Voting Common Stock held by Corsair Georgia, L.P. and reported herein. Assumes the full conversion of shares of Non-Voting Common Stock held by Corsair Georgia, L.P. into shares of Voting Common Stock and that other holders of shares of Non-Voting Common Stock do not exercise their conversion rights.

Corsair GP is the general partner of Corsair Georgia.  Corsair LP is a limited partner of Corsair Georgia.  Corsair IV Management is the general partner of Corsair LP.  Corsair Capital is the general partner of Corsair IV Management.  Corsair GP is controlled by Nicholas B. Paumgarten.  Corsair Capital is controlled by Nicholas B. Paumgarten.  Each limited partner of Corsair Georgia has the right to withdraw from Corsair Georgia by delivering written notice to Corsair GP requesting that Corsair GP dispose of such limited partners pro rata share of Voting Common Stock held by Corsair Georgia.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

This Amendment No. 2 supplements and amends Item 6 of the Schedule 13D as set forth below:

The information set forth in Item 5 is incorporated herein by reference

Item 7. Material to be Filed as Exhibits

This Amendment No. 2 supplements and amends Item 7 of the Schedule 13D by adding the following at the end thereof:

Exhibit No.	Description

Exhibit 4	Letter Agreement, dated as of February 6, 2015, by and between United Community Banks, Inc., Corsair Georgia, L.P. and Crescent Holding GmbH

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2015

CORSAIR GEORGIA, L.P.
By:  Corsair IV Management GP, Ltd., its general partner

By:	/s/ Amy M. Knapp
Name:	Amy M. Knapp
Title:	Chief Operating Officer and Chief Financial Officer

CORSAIR IV MANAGEMENT GP, LTD.

By:	/s/ Amy M. Knapp
Name:	Amy M. Knapp
Title:	Chief Operating Officer and Chief Financial Officer

CORSAIR IV FINANCIAL SERVICES CAPITAL PARTNERS, L.P.
By:  Corsair IV Management, L.P., its general partner
By:  Corsair Capital LLC, its general partner

By:	/s/ Amy M. Knapp
Name:	Amy M. Knapp
Title:	Chief Operating Officer and Chief Financial Officer

CORSAIR IV MANAGEMENT, L.P.
By:  Corsair Capital LLC, its general partner

By:	/s/ Amy M. Knapp
Name:	Amy M. Knapp
Title:	Chief Operating Officer and Chief Financial Officer

CORSAIR CAPITAL LLC

By:	/s/ Amy M. Knapp
Name:	Amy M. Knapp
Title:	Chief Operating Officer and Chief Financial Officer

Page 9 of 10 Pages

NICHOLAS B. PAUMGARTEN

/s/ Nicholas B. Paumgarten

Page 10 of 10 Pages